NEGOTIABLE International promissory note (UNCITRAL CONVENTION) **NEGOTIABLE**

International promissory note No: 10481-14-06-23-2-002-089.000-425781   Date May 5, 2022

Maker: NATIVE SAN & COMPANY, LLC
Employees' Securities Company
Securities Exchange Commission C.I.K.# 0001917699
Employer Identification Number: 87-1772940
C/O 2501 MASTIN LAKE ROAD NW, UNIT 3563
HUNTSVILLE, AL 35810

Accompanied with SF-28, SF-1416, SF-1418, OF-90, OF 91
And Preferred Stock # 108-1983-000070

Payable to the Bearer/ Holder or: UNITED STATES TREASURY
CREDIT UPON SIGHT TO PAYEE: TREASURER TAX & COLLECTOR
No Later than 7 days after receipt   PENNY PARTON or Holder of the Seat
4950 TRIANA BOULEVARD, SW
HUNTSVILLE, AL 35805

Presented for Acceptance on Demand
(An obligation of the United States)

Tender in terms of International promissory note (UNCITRAL Convention) Articles 1-10, Articles 11, 12, 13, 14(1), Articles 36, 39, 46 (3), 47-4(c) & Articles 55, the Negotiable Instruments Act, 1881; Public Law 73-10, Chapter 48, 48 Stat § 112; (Gold Reserve Act), U.C.C. Article 9; 31 C.F.R. § 225.2 – Government Obligation; 31 U.S.C. § 5118 (d)(2); 31 U.S.C. § 463, PL 97-258; U.C.C. Article 4 § 302; 18 U.S.C. § 8; 12 U.S.C. § 411; Securities Act § 2 (1), 3 (a) (3); Congressional Statutes At Large, Title 62, Positive Law; 31 U.S.C. § 5312; U.C.C. 2-§304; 12 U.S.C. §1831n (a)(2)(A) - Uniform accounting principles consistent with G.A.A.P.; 12 U.S.C. §1813 (l) (1) DEPOSIT, money or its equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice. Rule 45.

$1,010.79 USD



The Sum Certain: ONE THOUSAND TEN DOLLARS/SEVENTY-NINE CENTS***********

This Certifies that

The **NATIVE SAN & COMPANY, LLC** unconditionally promise to Pay **TREASURER TAX & COLLECTOR**, or Bearer (**HOLDER**) of the full amount specified, by the **NOTE, AS GOOD AS AVAL, FOR VALUE RECVEIVED.**

Terms & Conditions.

The Payment will be made against the obligations of the United States or assigns for settlement to the part of the public debt due to Principals and Sureties in 2 monthly installments of $606.00, (Six Hundred Six Dollars) per month, on the 1st (first) day of Two consecutive month until the obligation has been fulfilled. After acceptance and not returned no later than on the second banking day after receipt, Holder has accepted this payoff and full settlement and discharge of this debt by accord and satisfaction/ acquiescence under FRCP, rule 8 and the Administrative Act of 1946. I hereby give permission to the HOLDER, BEARER and/ or the **PROTECTED HOLDER IN DUE COURSE** of this, instrument, to use this **NOTE** in any way necessary as a negotiable instrument to be financially traded or assigned on whereas such non-return, assign, monetization, or trade shall terminate the obligation herein.

Autograph: _Noble-Ferguson-El_
Authorized Representative, Without Recourse

BE IT KNOWN that this instrument is NOT a check. DO NOT run it through MICR Reader. Pass on to the CHIEF FINANCIAL OFFICER or principal who can perform a BANKER'S ACCEPTANCE of the instrument which is being presented for performance/acceptance. Negotiate this discharge item Through back office for settlement via the pass-through account at the Treasury window under public policy for discharge of debt in accordance With HJR 192 June 5, 1933, 73rd Congressional Congress 1st Session and amended policies.

SPECIAL DEPOSIT   **SPECIAL DEPOSIT**

DATE	ACCOUNT NO.	AMOUNT	PREVIOUS BALANCE	CURRENT BALANCE
May 9, 2022	PARCEL: 14-06-23-2-002-089.000 PIN # 10481 Account No. 425781	$1,010.79	$1,010.79	$606.00

MEMORANDUM

Fiduciary Collector, Post the uncollected funds into the asset column of this account and charge the offer and acceptance for settlement; Prepaid and exempt when entered into the post-closing balance. This statement constitutes Maker's order to pay this instrument upon presentment and endorsement. As an operation of law, Payee tacitly consents and agrees that there is accord and satisfaction by use of this instrument to satisfy Payee's claim and Maker is hereby discharged from liability on this alleged account and the obligation is suspended in accordance with law as codified at UCC 3-310(b), 3-311, 3-603, and Public Policy at House Joint Resolution 192 of June 5, 1933.

Maker does not waive timeless, However, If Payee needs additional time, Payee must present Maker with a written request for additional time, setting forth the reason Payee request on extension of time, with good cause above, the acceptability of any such request received by Maker from Payee is conditional upon approval by Maker.

In the event this Instrument is not presented for payment within a reasonable period of time, and there has been no request for an extension of time with good cause shown, Payee tacitly consent and agrees that Maker has accord and satisfaction/discharged the debt claim referenced the alleged account.

Payor tacitly consents and agrees that Payee has a duty to prevent this debt claim/monetary obligation from damaging Maker in any way, and the Payee confesses judgment and Maker reserves the right to initiate a counterclaim against Payee (which includes FRCP Rule 8 – Affirmative Defense; Accord and Satisfaction), and file a claim against the bond of any responsible party, including Payee and all principals, agents, and assignees of Payee, whose acts/omissions results in tort damages against Maker, "Code of Conduct" regarding all parties (including Court Officers) involved will be monitored. This instrument along with supporting documents accompanied with IRS Forms have been processed with the Department of the Treasury – Internal Revenue Service in advance prior to submitting to Payee, in order to prevent "tax avoidance" and to initiate "tax Liabilities" regarding said transaction.

For questions regarding this note, contact the Maker

VOID WHERE PROHIBITED BY LAW



International promissory note (UNCITRAL Convention)

International promissory note No: 10481-14-06-23-2-002-089.000-425781

Presented for Acceptance on Demand

(An obligation of the United States)

Payable to the Bearer/ Holder or:	**UNITED STATES TREASURY**
CREDIT UPON SIGHT TO PAYEE:	**TREASURER TAX & COLLECTOR**
No Later than 7 days after receipt	**PENNY PARTON or Holder of the Seat**
	4950 TRIANA BOULEVARD, SW
	HUNTSVILLE, AL 35805

Accompanied with SF-28, SF-1416, SF-1418, OF-90, OF-91 and Preferred Stock # 108-1983-000070

Tender In terms of International promissory note (UNCITRAL Convention) Articles 1-10, Articles 11, 12, 13, 14(1), Articles 36, 39, 46 (3), 47-4(c) & Articles 55, the Negotiable Instruments Act, 1881; Public Law 73-10, Chapter 48, 48 Stat § 112; (Gold Reserve Act), U.C.C. Article 9; 31 C.F.R. § 225.2 - Government Obligation; 31 U.S.C. § 5118 (d)(2); 31 U.S.C. § 463, PL 97-258; U.C.C. Article 4 § 302; 18 U.S.C. § 8; 12 U.S.C. § 411; Securities Act § 2 (1), 3 (a) (3); Congressional Statutes At Large, Title 62, Positive Law; 31 U.S.C. § 5312; U.C.C. 2-§304; 12 U.S.C. §1831n (a)(2)(A) - Uniform accounting principles consistent with G.A.A.P.; 12 U.S.C. §1813 (I) (1) DEPOSIT, money or its equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice, Rule 45.

Autograph: Noble-Ferguson-El

Authorized Representative, Without Recourse